SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

February 20, 2014

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 18, 2014 to February 20, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	February 20, 2014

Alumina Limited 2013 Full Year Result

Alumina Limited’s Financial Performance Improved and Balance Sheet Strengthened

•	Net profit after Tax of $0.5 million, compared to loss of $55.6 million in 2012

•	Net profit after tax includes net charges for the Alba legal matter[1] of $16.5 million

•	Net debt down $529 million to $135 million and gearing reduced to 4.6%[2]

•	No final dividend declared

AWAC Records Increased Margins, Reduced Costs and Positive Cash Flow

•	EBITDA up $280 million to $728 million, before significant items

•	Alumina EBITDA margin[3] $45 per tonne, up $14 per tonne

•	Cash cost of alumina per tonne produced down 5.5%

•	Free cash flow $310 million, compared to a deficit of $133 million in 2012

AWAC’s Strategic Initiatives Are Being Delivered

•	Continued pricing transition with approximately 54% of third party smelter grade alumina shipments in 2013 priced on spot or index basis, compared to approximately 35% in 2012

•	Ma’aden due to come on stream in 4Q 2014, refinery approximately 77% complete and mine approximately 52% complete

Outlook for 2014

•	Market conditions remain challenging

•	Approximately 65% of AWAC’s 3rd party alumina shipments to be on spot or index basis

•	Financial benefits with stronger US dollar

•	AWAC focusing on achieving further productivity and supply chain improvements

•	AWAC’s sustaining and growth capex forecast to fall to approximately $265 million

•	Point Henry smelter to close in third quarter

Alumina Limited Key Financials

	2013	2012
	US$m	US$m
Net profit (loss) after tax	0.5	(55.6)
Equity share of AWAC embedded derivatives	(3.2)	(6.4)
Underlying Earnings[4]	(2.7)	(62.0)

Dividends/Distributions received	107.3	95.1
Net Debt	135.2	664.4
Gearing(%)[2]	4.6%	20.1%

AWAC Key Financials (US GAAP)

	2013	2012
	US$m	US$m
Total Revenue	5,884.6	5,815.3
Loss before tax	(185.1)	(145.6)

Income tax (charge)/credit	(63.6)	53.7
Net loss after tax	(248.7)	(91.9)
Alba legal matter[1]	(384)	(85)
EBITDA[5]	268.9	335.5
Free cash flow[6]	310.3	(133.4)
Dividends & Distributions	267.8	238.5

Alumina Limited today announced a net profit after tax of $0.5 million, compared to loss of $55.6 million for the year ended December 2012.

Alumina Limited Chief Executive Officer, Peter Wasow, said, “Alumina Limited’s net profit is a significant improvement on last year, even after the significant charges. Despite challenging market conditions, Alumina’s overall financial position improved over the year and its balance sheet strengthened.

“The AWAC joint venture delivered a sound operating performance due to strong cost control and ongoing net productivity gains and the strengthening US dollar, especially against the Australian dollar.

“The move toward spot or index pricing for alumina helped to maintain the average realised price close to last year’s under difficult market conditions. During the year the pricing transition continued with approximately 54% of third party smelter grade alumina shipments priced on spot or an alumina indexed basis. AWAC’s margins for alumina improved by $14 per tonne thanks to higher shipments and a reduction in cash costs per tonne of alumina produced of 5.5%.

“AWAC’s strategic initiatives to improve margins are on track.” Mr Wasow said.

The recent strengthening of the US dollar against the Australian dollar and Brazilian Reais has reduced US dollar production costs and capex for two thirds of AWAC’s operating capacity. Meanwhile AWAC will continue to focus on extracting further productivity and sustainable costs reduction.

On 18 February 2014, Alcoa Inc reported the closure of the Point Henry smelter, which will significantly affect 2014 earnings.

So far in 2014, Alumina Limited has received $34 million capital repayment from AWAC.”

Definitions and notes

1.	Alba Civil Settlement and Government Investigations are legal matters that commenced in February 2008 and were concluded in January 2014. Inclusion of these matters in AWAC’s performance has negatively impacted the Company’s result over a number of reporting periods.

2.	Calculated as (debt - cash) / (debt + equity).

3.	Adjusted EBITDA/MT from Alcoa Inc’s alumina segment (source: Alcoa Inc 4Q 2013 Results slide pack). Alcoa Inc alumina segment is predominately AWAC operations, of which Alumina Limited owns 40%

4.	Underlying earnings are calculated by excluding the impact of fair value movements for embedded derivatives contained in AWAC energy contracts that are linked to the LME price of aluminium. Calculation of underlying earnings is undertaken on a consistent basis with previous periods.

5.	Earnings before interest, tax, depreciation and amortisation consistent with previous periods.

6.	Free cash flow defined as cash from operations less capital expenditure.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.

This public announcement contains certain non-IFRS financial information. This information is presented to assist in making appropriate comparisons with prior year and to assess the operating performance of the business. Where non-IFRS measures are used, definition of the measure, calculation method and/or reconciliation to IFRS financial information is provided as appropriate.

Investor Contacts:	Media Contact:

Chris Thiris, CFO	Scott Hinton
+613 8699 2607	+613 9600 1979 / +61 419 114
057

Ben Pitt, IR Manager
+613 8699 2609

ALUMINA LIMITED

ABN 85 004 820 419

December 2013 ASX Report

Alumina Limited - ABN 85 004 820 419

Financial Year ended 31 December 2013 (“Current Period”)

Results for Announcement to the Market

		Change	$US million
Net profit from ordinary activities after tax attributable to members of Alumina Limited	Up	101%	0.5

Net profit for the period attributable to members of Alumina Limited (Refer Note below)	Up	101%	0.5

Dividends

	Year ended 31 Dec 2013	Year ended 31 Dec 2012
Final dividend per share	Nil	Nil
Franked amount per share	n/a	n/a
Interim dividend per share	Nil	Nil
Franked amount per share	n/a	n/a

Note on Underlying Earnings within net profit/(loss) for the period

The underlying earnings reconciliation is provided to enhance an understanding of the performance of the underlying operations during the reporting period. Calculation of the underlying earnings is undertaken on a consistent basis with previous years.

Some Alcoa World Alumina and Chemicals (AWAC) long term purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. This results in an embedded derivative. The Company’s equity share in the fair value movement of embedded derivatives is included in the calculation of the profit/(loss) for the period. This is a non-cash entry and does not relate to operations during the reporting period, and accordingly is removed from net profit/(loss) after tax to arrive at underlying earnings.

The impact of this item in the Company’s result for the twelve months to 31 December 2013 has been to increase the net profit after tax by net US$3.2 million (2012: to decrease the net loss after tax by US$6.4 million) as shown in the following table. Net profit/(loss) after tax before this item is referred to as ‘Underlying Earnings’.

	Year ended 31 Dec 2013 US$ million	Year ended 31 Dec 2012 US$ million

Net profit/(loss) for the period, after tax	0.5	(55.6)
Non-operating non-cash items:
Equity share of AWAC embedded derivatives	(3.2)	(6.4)
Equity share of AWAC retirement obligations[1]	—	—

Underlying loss for the period, after tax	(2.7)	(62.0)

Legal matters of Associate included in underlying loss[2]	16.5	34.0

[1]	Refer to Note 1 for the details on Changes in accounting policy
[2]	Alba Civil Settlement and Government Investigations are legal matters that commenced in February 2008 and were concluded in January 2014. The impact of these legal matters was reflected in AWAC’s performance as Alcoa Inc made progress in their resolution. Inclusion of these matters in AWAC’s performance has negatively impacted the Company’s result over a number of reporting periods. Refer to Note 3 and Note 12 for further details.

This year-end report is to be read in conjunction with the most recent annual financial report.

ALUMINA LIMITED

ABN 85 004 820 419

December 2013 ASX Report

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	Year ended 31 Dec 2013	Year ended 31 Dec 2012
	US$ million	US$ million
Revenue from continuing operations	0.3	0.1
Other Income	137.1	—
General and administrative expenses	(17.2)	(19.0)
Change in fair value of derivatives/foreign exchange gains	3.0	0.6
Finance costs	(25.3)	(29.4)
Share of net loss of associates accounted for using the equity method	(97.4)	(7.5)

Profit/(loss) before income tax	0.5	(55.2)
Income tax expense from continuing operations	—	(0.4)

Profit/(loss) for the year	0.5	(55.6)

Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Share of reserve movements accounted for using the equity method	3.0	(0.9)
Foreign exchange translation difference	(373.1)	(89.9)
Items that will not be reclassified to profit or loss
Re-measurements of retirement benefit obligations accounted for using the equity method	67.7	(6.5)

Other comprehensive loss for the year, net of tax	(302.4)	(97.3)

Total comprehensive loss for the year attributable to the owners of Alumina Limited	(301.9)	(152.9)

Earnings per share (EPS)

	Year ended 31 Dec 2013 US cents	Year ended 31 Dec 2012 US cents
Basic EPS	Positive 0.02¢	Negative 2.3¢

Diluted EPS	Positive 0.02¢	Negative 2.3¢

ALUMINA LIMITED

ABN 85 004 820 419

December 2013 ASX Report

Consolidated Balance Sheet

	31 Dec 2013 US$ million	31 Dec 2012 US$ million
Current Assets
Cash and cash equivalents	24.0	10.1
Receivables	0.1	0.1
Other assets	23.7	4.9

Total current assets	47.8	15.1

Non-current Assets
Investments accounted for using the equity method	2,798.9	3,296.1
Property, plant and equipment	0.2	0.2
Other assets	117.1	—

Total non-current assets	2,916.2	3,296.3

Total assets	2,964.0	3,311.4

Current Liabilities
Payables	3.9	2.7
Interest bearing liabilities	50.6	52.0
Derivative financial instruments	6.4	4.6
Provisions	0.3	0.3
Other	0.2	0.2

Total current liabilities	61.4	59.8

Non-current Liabilities
Interest bearing liabilities	108.6	622.5
Provisions	0.6	0.6

Total non-current liabilities	109.2	623.1

Total liabilities	170.6	682.9

Net assets	2,793.4	2,628.5

Equity
Contributed equity	2,620.0	2,154.1
Treasury shares	(1.3)	(1.5)
Reserves	(628.4)	(259.0)
Retained profits	803.1	734.9

Total equity	2,793.4	2,628.5

ALUMINA LIMITED

ABN 85 004 820 419

December 2013 ASX Report

Consolidated Statement of Changes in Equity

	Contributed Equity[1] US$ million	Reserves US$ million	Retained Profits US$ million	Total US$ million
Balance as at 1 January 2012	2,152.6	(168.8)	870.2	2,854.0
Loss for the year	—	—	(55.6)	(55.6)
Other comprehensive loss for the year	—	(90.8)	(6.5)	(97.3)
Transactions with owners in their capacity as owners:
Dividends declared	—	—	(73.2)	(73.2)
Movement in share based payments reserve	—	0.6	—	0.6

Balance at 31 December 2012	2,152.6	(259.0)	734.9	2,628.5

Balance as at 1 January 2013	2,152.6	(259.0)	734.9	2,628.5
Profit for the year	—	—	0.5	0.5
Other comprehensive (loss)/profit for the year	—	(370.1)	67.7	(302.4)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs after tax	465.9	—	—	465.9
Movement in treasury shares	0.2	—	—	0.2
Movement in share based payments reserve	—	0.7	—	0.7

Balance at 31 December 2013	2,618.7	(628.4)	803.1	2,793.4

[1]	Treasury shares have been deducted from contributed equity.

ALUMINA LIMITED

ABN 85 004 820 419

December 2013 ASX Report

Consolidated Statement of Cash Flows

	Year ended 31 Dec 2013 US$ million	Year ended 31 Dec 2012 US$ million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(14.7)	(18.9)
GST refund received	0.6	0.8
Dividends received from associates	100.0	86.0
Distributions received from associates	7.3	9.1
Interest received	0.3	0.1
Finance costs	(25.5)	(28.2)
Other	(0.5)	(0.3)

Net cash inflow from operating activities	67.5	48.6

Cash Flows Related to Investing Activities
Payments for investment in associates	(12.0)	(171.0)
Proceeds from return of invested capital	3.0	—

Net cash outflow from investing activities	(9.0)	(171.0)

Cash Flows Related to Financing Activities
Proceeds from borrowings	70.0	240.0
Repayment of borrowings	(581.4)	(52.5)
Proceeds from share issue	467.2	—
Share issue transaction costs	(1.3)	—
Dividends paid	—	(73.2)

Net cash inflow/(outflow) from financing activities	(45.5)	114.3

Net Increase/(Decrease) in Cash and cash equivalents	13.0	(8.1)
Cash and cash equivalents at the beginning of the reporting period	10.1	19.0
Effects of exchange rate changes on cash and cash equivalents	0.9	(0.8)

Cash and cash equivalents at the end of the reporting period	24.0	10.1

ALUMINA LIMITED

ABN 85 004 820 419

December 2013 ASX Report

1.	Basis of Preparation

This consolidated financial report for the year ended 31 December 2013 has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4E and in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001.

This consolidated financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2012 and any public announcements made by Alumina Limited during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year except as set out below.

Changes in accounting policy

Employee benefits

The adoption of the revised AASB 119 Employee Benefits resulted in two changes to the entity’s accounting policy which affected items recognised in the financial statements:

•	Recognition of actuarial gains and losses (re-measurements). ‘Actuarial gains and losses’ are renamed ‘re-measurements’ and will be recognised immediately in other comprehensive income (“OCI”). Re-measurements recognised in OCI will not be recycled through profit or loss in subsequent periods. The revised standard does not mandate where re-measurements must be presented in equity. Alumina Limited has previously chosen to recognise actuarial gains and losses in profit or loss. On adoption of the revised standard, Alumina Limited has recognised re-measurements in other comprehensive income and these re-measurements continue to be presented in retained earnings.

•	Measurement of pension expense. Annual expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. This will replace the finance charge and expected return on plan assets. There will be no change in the discount rate, which remains a high quality corporate bond rate where there is a deep market in such bonds, and a government bond rate in other markets.

The revised standard is applied retrospectively. Adjustments to the retirement benefits obligations have been recognised in the consolidated statement of profit or loss and other comprehensive income for the prior period as outlined in the table below. There is no change to the amounts previously recognised in the consolidated balance sheet.

	Year ended 31 Dec 2012 US$ million	Increase/ (Decrease) US$ million	Year ended 31 Dec 2012 (Restated) US$ million
Income statement (extract)

Share of net (loss)/profit of associates accounted for using the equity method	(14.0)	6.5	(7.5)
Other comprehensive income (extract)

Re-measurements of retirement benefit obligations accounted for using the equity method	—	(6.5)	(6.5)
Basic EPS	Negative 2.5¢	Increase 0.2¢	Negative 2.3¢
Diluted EPS	Negative 2.5¢	Increase 0.2¢	Negative 2.3¢

The revised standard has also changed the accounting policy for the Group’s annual leave obligations. As the Company expects all annual leave to be taken within 12 months of the respective service being provided, annual leave obligations are classified as short term employee benefits in their entirety. Therefore, the change had no impact on the financial statements.

ALUMINA LIMITED

ABN 85 004 820 419

December 2013 ASX Report

2.	Reconciliation of Cash

	31 Dec 2013 US$ million	31 Dec 2012 US$ million
Reconciliation of cash at the end of the reporting period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	4.0	3.1
Money market deposits (with maturity on investment three months or less)	20.0	7.0

Total cash and cash equivalents at the end of the reporting period	24.0	10.1

3.	Other Income

Allocation of Alba settlement terms and related transactions

As previously disclosed, in September 2012, Alcoa Inc and Alumina Limited had entered into an agreement that the cash costs (including legal fees) of settlement of the Department of Justice (DoJ) and Securities & Exchange Commission (SEC) investigations, as well as the $85 million civil settlement with Alba reached in October 2012 recorded in the accounts of Alcoa World Alumina LLC (AWA), will be adjusted to ensure that 85% will be allocated to Alcoa Inc and 15% to Alumina Limited (should settlements be reached on the regulatory investigations, as described above). AWA is a company within Alcoa World Alumina and Chemicals (AWAC).

The agreement between Alcoa Inc and Alumina Limited also provides that Alumina Limited will not provide any funding to AWA LLC for its share of the payments.

With the DoJ and SEC settlements having been reached (Refer Note 12 for further details), the allocation provisions of the above agreement became applicable. After equity accounting for $153.6 million (40%) of 2013 Alba related charges, Alumina Limited further recognised $137.1 million (representing 25% of the total Alba settlement payments and costs) as other assets with the corresponding credit recognised in the Statement of Profit or Loss as other income, thus reflecting the allocation agreement’s provisions.

Alumina Limited is evaluating with Alcoa Inc the structural options (including the form and timing) for the recovery of the other assets, recognised under the provisions of the allocation agreement. Alumina Limited expects approximately $20 million of the assets to be recovered during 2014 and has classified this amount as current assets.

The tax impact in relation to the other income recognised by Alumina Limited under the allocation agreement’s provisions will depend on the form of the assets recovery and cannot be reliably measured at this stage.

4.	Consolidated Retained Profits

	Year ended 31 Dec 2013 US$ million	Year ended 31 Dec 2012 US$ million
Retained profits at the beginning of the reporting period	734.9	870.2
Net profit/(loss) attributable to members of Alumina Limited	0.5	(55.6)
Re-measurements of retirement benefit obligations accounted for using the equity method[1]	67.7	(6.5)
Dividends paid	—	(73.2)

Retained profits at the end of the reporting period	803.1	734.9

[1]	Refer to Note 1 for the details on Changes in accounting policy

ALUMINA LIMITED

ABN 85 004 820 419

December 2013 ASX Report

5.	Income Tax

	Year ended 31 Dec 2013 US$ million	Year ended 31 Dec 2012 US$ million
Profit/(loss) from ordinary activities before income tax	0.5	(55.2)

Prima facie tax (expense)/credit for the period at the rate of 30%	(0.2)	16.5

The following items caused the total charge for income tax to vary from the above:
Share of equity accounted (profit)/loss not assessable for tax	97.4	7.5
Foreign income subject to accruals tax	1.7	1.5
Share of Partnership income assessable for tax	7.3	9.1
Timing differences not recognised	(2.3)	(0.1)
Tax losses not recognised	30.8	36.8
Non-deductible expenses	1.7	2.3
Previously unrecognised tax losses now recouped to reduce current tax expense	—	(0.5)

Net movement	136.6	56.6

Consequent increase in charge for income tax	(40.9)	(16.9)
Charge not recognised as cannot yet be reliably measured[1]	41.1	—

Aggregate income tax expense for the reporting period	—	(0.4)

[1]	Relates to the tax impact in relation to the other income of $137.1 million recognised by Alumina Limited under the allocation agreement’s provisions. For further details refer Note 3.

6.	Contributed Equity

	Year ended 31 Dec 2013 US$ million	Year ended 31 Dec 2012 US$ million
Ordinary share capital issued and fully paid
Balance brought forward	2,154.1	2,154.1
Shares issued	467.2	—
Less: Transaction costs on share issue	(1.3)	—

Total issued capital	2,620.0	2,154.1

	Number of shares	Number of shares
Movements in Share Capital
Opening number of shares	2,440,196,187	2,440,196,187
Movement for the period	366,029,428	—

Total issued capital	2,806,225,615	2,440,196,187

On 14 February 2013, CITIC Resources Australia Pty Ltd and Bestbuy Overseas Co., Ltd unconditionally subscribed, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina limited, being 15% of Alumina Limited’s then current capital base, representing 13.04% of Alumina Limited’s capital base following completion (the “Placement”).

The Placement raised approximately A$452 million based on an issue price of A$1.235 per share, which reflected a premium of approximately 3% to the closing price of Alumina Limited shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina limited shares for the 30 day period ending 13 February 2013.

ALUMINA LIMITED

ABN 85 004 820 419

December 2013 ASX Report

7.	Earnings Per Share (EPS)

	Year ended 31 Dec 2013	Year ended 31 Dec 2012
Profit/(loss) attributable to the ordinary equity holders of the Company used in calculation of basic and diluted EPS (US$ million)	0.5	(55.6)
Weighted average number of ordinary shares used as the denominator in the calculation of basic and diluted EPS[1]	2,760,518,829	2,439,526,913
Basic EPS (US cents)	Positive 0.02	Negative 2.3
Diluted EPS (US cents)	Positive 0.02	Negative 2.3

[1]	The Total Shareholder Return (TSR) hurdles were partially met for the Performance Rights granted in January 2010 resulting in 35 per cent of total performance right allocation vesting. Therefore, number of treasury shares has decreased, which resulted in increase of weighted average number of ordinary shares used as denominator in the EPS calculation.

8.	Net Tangible Asset Backing Per Security

	31 Dec 2013	31 Dec 2012
Net assets (US$ million)	2,793.4	2,628.5
Less equity accounted intangible assets:
Goodwill (US$ million)	175.8	175.8
Mineral rights and bauxite assets net of deferred tax liabilities (US$ million)	76.8	78.2

Net tangible assets (US$ million)	2,540.8	2,374.5

Number of issued ordinary shares (including treasury shares)	2,806,225,615	2,440,196,187
Net tangible asset backing per ordinary security (US$)	0.91	0.97

9.	Dividends

Since the year end the Directors have determined that no final dividend will be paid for the year ended 31 December 2013. The Board will continue to review the dividend at each half-year in light of current and expected business conditions. Directors have continued the suspension of the Company’s Dividend Reinvestment Plan.

The franking account balance, which is maintained in Australian dollars, was A$409.1 million as at 31 December 2013 (A$364.1 million as at 31 December 2012).

a)	Dividend Per Share During the Year

	Year ended 31 Dec 2013 US cents	Year ended 31 Dec 2012 US cents
Final dividend per share
Amount per share	Nil	3	¢[1]
Franked amount per share at 30% tax rate	n/a	3	¢[1]

b)	Dividend Paid on All Shares During the Year

	Year ended 31 Dec 2013 US$ million	Year ended 31 Dec 2012 US$ million
Final dividend paid on ordinary shares	—	73.2	[1]
Interim dividend paid on ordinary shares	—	—

Total	—	73.2

[1]	Relates to final dividend declared for 2011

ALUMINA LIMITED

ABN 85 004 820 419

December 2013 ASX Report

10.	Material Interests in Entities which are Not Controlled Entities

Alumina Limited has an interest in the following entities forming AWAC:

	Ownership Interest Held (%)
	31 Dec 2013	31 Dec 2012
Alcoa of Australia Limited	40	40
Alcoa World Alumina LLC	40	40
Alumina Espanola S.A.	40	40
Alcoa World Alumina Brasil Ltda.	40	40
AWA Saudi Ltda.	40	40
Enterprise Partnership	40	40

11.	Details of Entities Over Which Control Has Been Lost or Gained

There was no loss or gain of control for the year ended 31 December 2013.

12.	AWAC contribution to net profit of Alumina Limited and Controlled Entities

	Year ended 31 Dec 2013 US$ million	Year ended 31 Dec 2012 US$ million
Loss from ordinary activities before income tax[1]	(73.3)	(55.0)
Income tax (expense)/benefit on ordinary activities	(24.1)	47.5

Equity share of net loss	(97.4)	(7.5)
Dividends received by Alumina Limited	(100.0)	(86.0)
Distributions received by Alumina Limited	(7.3)	(9.1)

Surplus of dividends/distributions received over equity share of profits	(204.7)	(102.6)

[1]	The loss for the twelve months to 31 December 2013 includes a charge of $153.6 million ($34.0 million for the year ended 31 December 2012) in relation to the Alba Civil Settlement and Government Investigations. Refer further details in Note 3.

Legal Matters of Associate relating to Alba Civil Settlement and Government Investigations

Alba Proceeding

The Alba Proceeding was settled in relation to Alcoa Inc and AWA LLC in October 2012, without any admission of liability, by a cash settlement payment of US$85 million, to be paid by AWA LLC in two equal instalments by the first anniversary of the settlement. Based on the settlement agreement with Alba, AWA LLC recorded a charge of $85 million in 2012 in respect of the Alba Proceeding. In addition, AWA LLC entered into a long term alumina supply agreement with Alba.

Resolution of U.S. Government Investigations relating to Alba Proceeding

On 9 January 2014, Alcoa Inc announced the resolution of the investigations by the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) regarding certain legacy alumina contracts with Aluminium Bahrain BSC (Alba).

The settlement with the DoJ was reached with Alcoa World Alumina LLC (AWA). AWA is a company within Alcoa World Alumina and Chemicals (AWAC). As part of the DoJ resolution, AWA will pay a total of $223 million, including a fine of $209 million payable in five equal instalments over four years. The first instalment of $41.8 million, plus a one-time administrative forfeiture of $14 million, will be paid in the first quarter of 2014, and the remaining instalments of $41.8 million each will be paid in the first quarters of 2015-2018.

Alcoa Inc settled civil charges filed by the SEC in an administrative proceeding relating to the anti-bribery, internal controls, and books and records provisions of the Foreign Corruption Practices Act. Under the terms of the settlement with the SEC, Alcoa Inc agreed to a settlement amount of $175 million, but will be given credit for the $14 million one-time forfeiture payment, which is part of the DoJ resolution, resulting in a total cash payment to the SEC of $161 million payable in five equal instalments over four years. The first instalment of $32.2 million will be paid to the SEC in the first quarter of 2014, and the remaining instalments of $32.2 million each will be paid in the first quarters of 2015-2018.

ALUMINA LIMITED

ABN 85 004 820 419

December 2013 ASX Report

13.	Financing Facilities

	Year ended 31 Dec 2013 US$ million	Year ended 31 Dec 2012 US$ million
Total available facilities	179.2	929.5
Undrawn at end of reporting period	20.0	255.0

Drawn at end of reporting period	159.2	674.5

Total committed facilities	479.2	929.5

In December 2013, Alumina Limited established a new US$300 million syndicated bank facility with tranches of two and four years and cancelled several bilateral and syndicated bank facilities which were surplus to requirements. The new syndicated facility was fully committed as at 31 December 2013 and became available to draw funds on 30 January 2014 following satisfaction of all conditions precedent.

Available funding facilities at 31 December 2013 were a bilateral bank facility and a development bank loan. The bilateral bank facility is available in US dollars. The development bank loan is fully drawn in US dollars and Brazilian Reais and amortises at approximately $51 million per annum. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates. Excluding development bank loan amortisation, there is no debt maturing in 2014.

14.	Segment Information

Alumina Limited’s primary assets are its 40 per cent interest in the series of operating entities forming AWAC. Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interest in AWAC. Alumina Limited participates in AWAC through the Strategic Council, which consists of three members appointed by Alcoa Inc and two members appointed by Alumina Limited. Operational decisions are made by Alcoa Inc.

15.	Events Occurring After the Balance Sheet Date

On 9 January 2014, Alcoa Inc announced the resolution of the investigations by the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) regarding certain legacy alumina contracts with Aluminium Bahrain BSC (Alba). Refer further details in Note 3 and Note 12.

On 6 February 2014, Alumina Limited announced its intention to delist from the NYSE.

On 18 February 2014 Alcoa Inc announced the permanent closure of Alcoa World Alumina & Chemicals’ (AWAC) Point Henry aluminium smelter. AWAC is 60% owned and managed by Alcoa Inc and 40% owned by Alumina Limited. Total AWAC restructuring related charges associated with the closure of the Point Henry smelter are expected to be approximately $250m after tax. AWAC’s cash costs after tax during 2014 in respect of the closure are expected to total approximately $50m. Further after tax cash costs of approximately $70m are expected to be incurred by AWAC in later years. The announcement also notes that the AWAC Anglesea coal mine and power station, which supplies approximately 40% of the power needs for the Point Henry smelter, has the potential to operate as a standalone facility after the smelter closes. Alcoa of Australia Limited will actively seek a buyer for the facility.

ALUMINA LIMITED

ABN 85 004 820 419

December 2013 ASX Report

Compliance Statement

1.	This financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

2.	This report gives a true and fair view of the matters disclosed.

3.	This report is based on accounts which are in the process of being audited.

4.	Alumina Limited has a formally constituted Audit Committee.

5.	In the directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Peter Wasow

Director

Melbourne

20 February 2014

ABN 85 004 820 419

December 2012 ASX Report

Alumina Limited Highlights

Net profit after tax

•	$0.5 million profit compared to $55.6 million loss in 2012.

•	Lower general, administrative and finance costs.

Improvement in Underlying Earnings

•	$2.7 million underlying loss compared to $62.0 million underlying loss in 2012. Underlying earnings excludes the $3.2 million equity share of the fair value movement in AWAC’s embedded derivatives ($6.4 million in 2012).

•	Included in underlying earnings is a charge of $16.5 million ($34.0 million in 2012) in relation to the Alba Civil Settlement and Government Investigations.

Balance Sheet Strengthened

•	Net debt reduced to $135.2 million.

•	Gearing reduced to 4.6% compared to 20.1% as at 31 December 2012.

Received AWAC Dividends and Distributions

•	$100.0 million of fully franked dividends and $7.3 million of distributions compared to $86.0 million of dividends and $9.1 million of distributions in 2012.

AWAC Highlights (US GAAP)

Improvement in EBITDA

•	$232.4 million EBITDA increase (excluding impact of the Alba Proceeding and Government investigations) compared to 2012.

•	$45 alumina EBITDA per tonne produced in 2013 compared to $31 per tonne in 2012.

Conversion to spot or alumina based pricing delivering benefits

•	Approximately 54% of third party smelter grade alumina shipments were priced on spot or alumina indexed basis compared to approximately 35% for 2012.

•	Revenue per tonne from alumina sales priced by reference to indices and spot continued to be higher than legacy LME-linked contracts.

Continued Productivity Gains and Strong Cost Control

•	The cash cost of alumina production per tonne decreased by 5.5% compared to the corresponding period.

•	Despite increase in alumina production by 0.2mt, total cost of goods sold and operating expenses declined by $195.9 million compared to 2012 reflecting the benefit of stronger US dollar, productivity initiatives and cost control.

Improvement in Free Cash Flow

•	$310.3 million compared to ($133.4) million in 2012.

•	Mainly reflects improved operating performance and working capital management.

Alumina Limited Key Financials

	2013	2012

Net profit/(loss) after tax US$m	0.5	(55.6)
Underlying loss US$m1	(2.7)	(62.0)

Legal matters of Associate included in underlying profit/(loss) US$m2	16.5	34.0
Average AUD/USD	0.97	1.04
Average 3-month LME aluminium price US$ per tonne[3]	1,887	2,052
Average alumina price US$ per tonne[4]	327	317
Net Debt US$m	135.2	664.4
Gearing[5]	4.6%	20.1%
EPS (US cps)	0.02	(2.3)
Underlying EPS (US cps)	(0.1)	(2.5)
Return on Equity (ROE)[6]	0.02%	(2.0)%
ROE based on underlying earnings	(0.1)%	(2.2)%
Total dividend declared	Nil	Nil

Definitions and Notes

[1]	Underlying earnings are calculated by excluding the impact of fair value movements for embedded derivatives contained in AWAC energy contracts that are linked to the LME price of aluminium. Calculation of underlying earnings is undertaken on a consistent basis with previous years.
[2]	Alba Civil Settlement and Government Investigations are legal matters that commenced in February 2008 and were concluded in January 2014. The impact of these legal matters was reflected in AWAC’s performance as Alcoa Inc made progress in their resolution. Inclusion of these matters in AWAC’s performance has negatively impacted the Company’s result over a number of reporting periods. Refer to Note 3 and Note 12 for further details.
[3]	Pricing data sourced from Thomson Reuters.
[4]	Based on Platts index, FOB Australia average one month lag (Dec to Nov year).
[5]	Calculated as (debt – cash) / (debt + equity).
[6]	Calculated as net profit/(loss) after tax / average net assets.

ABN 85 004 820 419

December 2012 ASX Report

AWAC Business Review (US GAAP)

Mining

AWAC owns, or partly owns, bauxite mines operating in five countries, meeting the production needs of the AWAC refineries.

Mine costs per tonne were generally lower than 2012 levels, with the exception of Australia and Suriname. Costs increases in Suriname were associated with a new mining site.

Work continued on moving the crusher facility at the Huntly mine in Australia, which increased costs during 2013. This is a significant project to improve mine productivity, occurring every eight to ten years and is expected to be completed by the mid-2015.

Refining

Production of alumina increased by 0.2 million tonnes to 15.8 million tonnes in 2013. The Point Comfort refinery contributed most of this growth reflecting its improved stability.

Alumina shipments were 16.1 million tonnes in 2013, 0.5 million tonnes higher than 2012 largely as a result of a catch up on delayed December 2012 shipments, increased production and a reduction of historical levels of inventory.

Approximately 54% of third party smelter grade alumina shipments were priced on spot or alumina indexed basis in 2013 compared to approximately 35% for 2012.

Revenue per tonne from smelter grade alumina sales priced by reference to indices and spot continued to be higher than the legacy LME-linked contracts. The average three-month LME aluminium price, determined on a two-month lag basis, declined by 6% compared to 2012 whereas average alumina price index FOB Australia (one-month lag) increased by 3%.

The net result was that average realised alumina prices were marginally lower than 2012.

EBITDA margin was $45 per tonne produced in 2013, higher than in 2012 by $14 per tonne. Increased margins were a result of lower production costs and higher shipments. The cash cost per tonne of alumina produced declined continuously during 2013, resulting in 2013 average cash cost per tonne decreasing by 5.5% from the 2012 average. The decrease reflects productivity initiatives and efforts to create more stable operating conditions to avoid costs associated with production disruptions. In addition, the Australian dollar and Brazilian Reais weakened against the US dollar, providing significant currency benefits.

Ma’aden Investment

The AWAC (25.1%) and Saudi Arabian Mining Company (74.9%) joint venture (“Ma’aden”) was created for the construction of a 4.0 million tonnes per annum capacity mine and a 1.8 million tonnes per annum capacity refinery at Ras Al Khair in Saudi Arabia. This is AWAC’s major growth project which will assist AWAC in further reducing its low refinery cash cost position, and is due to come on stream in the fourth quarter of 2014.

As at December 2013, the refinery is approximately 77% complete and the mine is approximately 52% complete.

During 2013, Alumina Limited contributed $12 million of equity capital to the joint venture and received $3 million as a return of equity.

AWAC Production and Shipments

	2013	2012
Alumina production	15.8mt	15.6mt
Aluminium production	354kt	358kt
Alumina shipments	16.1mt	15.6mt

AWAC Profit and Loss (US GAAP)

	2013	2012
	US$m	US$m
Sales revenue	3,770.8	3,645.0
Related party revenue	2,113.8	2,170.3

Total Revenue	5,884.6	5,815.3

COGS and operating expenses	(5,088.9)	(5,284.8)
Selling, Admin, R&D	(123.1)	(132.9)
Net interest	(6.9)	(2.2)
Depreciation and Amortisation	(447.1)	(478.9)
Restructuring & Other	(403.7)	(62.1)

Total Expenses	(6,069.7)	(5,960.9)

Loss before tax	(185.1)	(145.6)
Income tax (charge)/credit	(63.6)	53.7

Net loss after tax	(248.7)	(91.9)

EBITDA[1]	268.9	335.5

[1]	Earnings before interest, tax, depreciation and amortisation consistent with previous periods.

Smelting

AWAC produces aluminium at two smelters in Australia.

The Anglesea power station (owned by Alcoa of Australia) provides approximately 40% of the electricity needs for the Point Henry smelter. Statutory maintenance of the power station is required every four years and occurred during 2013. The maintenance costs incurred and additional standby power consumed at Point Henry had a $32 million negative impact on 2013 AWAC’s results on a pre-tax basis.

Production of approximately 354,000 tonnes in 2013 was lower compared to 2012, largely due to the Anglesea power station maintenance.

On 18 February 2014 Alcoa Inc announced the permanent closure of the Point Henry aluminium smelter. For further details refer Note 15.

One-off and Significant Items

The 2013 AWAC’s US GAAP loss included the following one-off and significant pre-tax items:

•	$384 million charge in relation to the Alba legal matter

•	$32 million relating to the statutory maintenance and shutdown at the Anglesea power station that occurs every four years

•	$30 million impairment of goodwill relating to the acquisition of Eastern Aluminium Ltd

•	$13 million loss due to asset write-offs

ABN 85 004 820 419

December 2012 ASX Report

AWAC Cash Flow (US GAAP)

Cash from operations increased to $632.9 million compared to $241.9 million in 2012, due to improved operating performance and working capital management, despite higher expenditure relating to mining and the Anglesea power station maintenance.

Capital expenditure totalled $322.6 million, 14.0% lower than 2012.

Sustaining capital expenditure was $293.1 million, the majority of which was incurred in Australia. The Australian expenditure included the relocation of the crusher facilities at the Huntly mine.

Growth capital expenditure mainly related to completion works of the Juruti mine infrastructure in Brazil.

Equity contributions to the Ma’aden mine and refinery joint venture in Saudi Arabia are not included in the growth capital expenditure.

AWAC Balance Sheet (US GAAP)

AWAC improved its cash holdings mainly through increased cash from operations predominately in Australia and Brazil.

Property, Plant and Equipment decreased mainly due to the strengthening US dollar against the Australian dollar and Brazilian Reais.

AWAC continued to operate with minimal borrowings.

GAAP Adjustments

The AWAC results are adjusted for differences between US GAAP and Australian Accounting Standards prior to incorporation into the Alumina Limited’s results. The total adjustments amounted to a reduction of approximately $5 million to AWAC’s loss after tax.

The main adjustments for 2013 were:

•	recognition of $2.1 million Brazil deferred tax expense adjustment

•	recognition of $7.7 million after tax for asset retirement obligations

•	recognition of fair value adjustment of $16.5 million for embedded derivatives

•	reversal of $30.2 million of goodwill impairment relating to the pre-IFRS acquisition of Eastern Aluminium Ltd

Alumina Limited’s results include 40% of these adjustments.

AWAC Cash Flow (US GAAP)

	2013	2012
	US$m	US$m
Net loss	(248.7)	(91.9)
Depreciation	447.1	478.9
(Increase) decrease in receivables	(93.2)	80.6
Decrease (increase) in inventories	78.6	(22.0)
(Decrease) increase in accounts payable	(1.4)	42.2
Other	450.5	(245.9)

Cash from operations	632.9	241.9
Capital expenditure	(322.6)	(375.3)

Free cash flow[1]	310.3	(133.4)

[1]	Free cash flow defined as cash from operations less capital expenditure.

AWAC Balance Sheet (US GAAP)

	2013	2012
	US$m	US$m
Cash, cash equivalents	189.5	126.0
Receivables	541.6	457.6
Related party note receivable	91.5	88.7
Inventories	671.2	808.0
Property plant & equipment	5,938.3	6,909.2
Other assets	2,647.1	3,028.5

Total Assets	10,079.2	11,418.0

Short term borrowings	86.1	44.1
Payables	854.5	841.0
Taxes payable and deferred	431.2	398.6
Capital lease obligations & long term debt	116.9	94.2
Other liabilities	1,728.8	1,796.4

Total Liabilities	3,217.5	3,174.3

Equity	6,861.7	8,243.7

AWAC Dividends Paid

	2013	2012
	US$m	US$m
Dividends paid	250.0	216.0

ABN 85 004 820 419

December 2012 ASX Report

Alumina Limited Reported Profit

The Net profit after tax was $0.5 million compared to a loss of $55.6 million in 2012.

Most of Alumina Limited’s general and administrative costs are incurred in Australian dollars. The decrease in these costs is primarily due to lower expenditure, rather than currency fluctuations.

Finance costs decreased to $25.3 million from $29.4 million in 2012 due to lower average net borrowings offset by the write-off of unamortised establishment fees relating to the bank facilities that were terminated during 2013.

Note on calculation of underlying earnings

Alumina Limited shows underlying earnings in addition to profit after tax to provide a better understanding of the performance of the underlying operations. Underlying earnings are calculated by excluding the impact of fair value movements for embedded derivatives contained in AWAC energy contracts that are linked to the LME price of aluminium. Calculation of underlying earnings is undertaken on a consistent basis with previous years.

In 2013, the revaluation of the embedded increased Alumina Limited’s net profit after tax by $3.2 million.

Alumina Limited Reported Profit

	2013	2012
	US$m	US$m

Share of AWAC underlying loss	(100.6)	(13.9)
Other Income[1]	137.1	—
General and administrative expenses	(17.2)	(19.0)
Finance costs	(25.3)	(29.4)
Other & tax	3.3	0.3

Underlying loss	(2.7)	(62.0)

Embedded derivative, AWAC	3.2	6.4

Net profit/(loss) after tax	0.5	(55.6)

[1]	Alumina Limited had recognised the effect of the agreement with Alcoa Inc by posting $137.1 million (representing 25% of the total Alba related charges) as other asset with the corresponding credit recognised in the Statement of Profit or Loss as other income. For further details refer Note 3 and Note 12.

ABN 85 004 820 419

December 2012 ASX Report

Alumina Limited Balance Sheet

During February 2013, Alumina Limited issued 366,029,428 fully paid ordinary shares to CITIC Resources Australia Pty Ltd and Bestbuy Overseas Co Ltd, which raised approximately $467 million (A$452 million). These funds were primarily used to repay drawn debt.

As at 31 December 2013, Alumina Limited’s net assets increased by $164.9 million from 31 December 2012. The $515 million reduction in net interest bearing liabilities and the increase in other assets by $136 million more than offset the decrease in investments of $497 million which was predominately due to foreign currency translation.

Alumina Limited’s net debt as at 31 December 2013 was $135.2 million, down from $664.4 million as at 31 December 2012. Gearing decreased to 4.6% from 20.1% as at 31 December 2012.

During December 2013, Alumina Limited terminated $695 million of bank facilities and negotiated a new $300 million multi tranche syndicated bank facility with improved terms. During 2013, Alumina Limited also established an additional debt capital market issuing option, providing further diversification of funding sources.

Alumina Limited’s undrawn committed financing facilities amounted to $320 million as at 31 December 2013, an increase of $65 million from 31 December 2012.

The Company has a fully drawn debt facility from the Brazil National Development Bank (“BNDES”). This facility amortises at approximately $51 million per annum. Amounts outstanding at 31 December 2013 under the BNDES loan were $129.2 million.

Excluding the BNDES amortisation, there is no debt maturing in 2014, with the $350 million of committed bank facilities expiring as follows:

•	$150 million in 2015 (no amounts drawn under these facilities as at 31 December 2013)

•	$50 million in 2016 (drawn to $30 million)

•	$150 million in 2017 (no amounts drawn under these facilities as at 31 December 2013)

Current liabilities include $50.6 million of repayments on the facility from the BNDES that are due before 31 December 2014. Current liabilities of $61.4 million exceed current assets of $47.8 million. However, the Directors are confident that the liabilities can be met using available cash and undrawn committed facilities whose maturities extend beyond 31 December 2014.

Alumina Limited Cash Flows

Alumina Limited’s cash receipts from operations principally comprise the dividends received from AWAC entities. Fully franked dividends of $100.0 million were received during 2012 ($86.0 million on 2012).

Net payments for investments in associates related to the Ma’aden joint venture. Net payments in 2012 related to Ma’aden, the Juruti mine in Brazil and working capital contributions for AWAC entities.

Alumina Limited Balance Sheet

	2013 US$m	2012 US$m
Cash and equivalents	24.0	10.1
Investments	2,798.9	3,296.1
Other	141.1	5.2

Total Assets	2,964.0	3,311.4

Payables	3.9	2.7
Interest bearing liabilities – current	50.6	52.0
Interest bearing liabilities – non-current	108.6	622.5
Other	7.5	5.7

Total Liabilities	170.6	682.9

Net Assets	2,793.4	2,628.5

Alumina Limited Cash Flow

	2013 US$m	2012 US$m
Dividends received	100.0	86.0
Distributions received	7.3	9.1
Finance costs paid	(25.5)	(28.2)
Payments to suppliers and employees	(14.7)	(18.9)
GST refund, interest received & other	0.4	0.6

Cash from operations	67.5	48.6

Net payments for investment in associates	(9.0)	(171.0)

Free cash flow[1]	58.5	(122.4)

Definitions and notes

[1]	Free cash flow defined as cash from operations less net investments in associates.

ABN 85 004 820 419

December 2012 ASX Report

AWAC Guidance

The following 2014 guidance is provided to assist the understanding of the sensitivity of AWAC results to key external factors. The guidance cannot be expected to be predictive of exact results; rather it provides direction and approximate quantum of the impact on profit before tax of movements around a given base figure. Actual results will vary from those computed using the guidance. Guidance is not linear, hence significant movement away from the base rates used may result in different sensitivities. No attempt has been made to correlate sensitivity to one element of the guidance with movements in other elements of the guidance.

Item	2014 Guidance

Production – alumina	Approximately 16.0 million tonnes

Production – aluminium[1]	Approximately 359,000 tonnes

Australian $ Sensitivity: +1¢ in USD/AUD	Approximately -$30 million profit before tax Approximately -$1.40/t alumina EBITDA

Brazilian $ Sensitivity: +1¢ in BRL/USD	Approximately +$3 million profit before tax Approximately $0.10/t alumina EBITDA

Third party smelter grade alumina shipments expected to be based on alumina price indices or spot[2]	Approximately 65% for the year

AWAC sustaining capital expenditure	Approximately $240 million

AWAC growth capital expenditure[3]	Approximately $25 million

[1]	Before taking into account closure of Point Henry.
[2]	AWAC commenced 2014 with approximately 54% of its third party smelter grade alumina sales volume based on alumina price indices or available for spot sales.
[3]	Does not include investment in the Ma’aden growth project.

ABN 85 004 820 419

December 2012 ASX Report

Market Outlook

During 2013, global consumption of aluminium is estimated to have increased by 5.3% on 2012 and is expected to increase in 2014 by approximately 6% driven by the construction, transport and packaging sectors. China should again lead the world in terms of alumina demand growth, with India and the Middle East contributing significantly as smelters such as Ma’aden and Emal II ramp up.

Whilst demand for aluminium and hence alumina is robust compared to other commodities, realised smelter grade alumina prices were almost flat in 2013 against 2012, with a lower LME price offset by the rise in spot. There were a number of announcements in 2013 of smelter curtailments by producers such as Alcoa Inc and Rusal and closures which were not matched by rationalisation in refining adding to the oversupply of alumina. Further smelter production cuts have been announced and more are expected in the high cost regions as capacity is added in Asia and the Middle East.

Some market commentators expect that aluminium regional premiums will fall after changes to the LME warehousing rules take effect. The new rules are to reduce the length of outbound queues to 50 days, with the expected outcome of this measure being an eventual positive impact on the LME aluminium price. After premiums fell following the LME’s announcement in 2013, premiums recovered and remain well bid reflecting tight demand/supply conditions for the metal; availability of non-LME warehouses to store any metal exiting LME warehouses; and attractive contango, interest rates and net warehouse rentals which are likely to remain at least for the first half of 2014.

Australian FOB spot prices for alumina declined since the early part of 2013, reflecting depressed aluminium LME prices, lower imports into China, lower imports into India as the Lanjigarh refinery restarted and increased Atlantic cargoes being offered at a discount to Pacific buyers. However, Australian spot prices as a percentage of aluminium LME prices increased to over 18%. The oversupply of alumina could be lower following the closure of Gove refinery and likely delays in new alumina capacity coming on stream. It is also anticipated that there will be higher costs such as bauxite and energy from marginal producers, which may impact on spot prices, and a gradual improvement in aluminium LME prices. AWAC should benefit from a higher proportion of its third party sales of smelter grade alumina on a spot/index basis (increasing approximately from 54% to 65% in 2014).

Globally, the 2013 alumina market was in a surplus, and this is expected to be the case for 2014, subject to potential bauxite supply constraints. Further aluminium production cuts are likely which may not be immediately matched by alumina production curtailments.

Indonesia is China’s largest supplier of imported bauxite. On 12 January 2014 the Indonesia export ban of unprocessed ores came into effect which will disrupt bauxite exports to China. This ban is unlikely to affect 2014 production of alumina in the first half in China because of the significant stockpiling of bauxite leading up to the ban, with levels reportedly of at least six months. However, production expansion of alumina in the Shandong province of China has been tapering reflecting in part the increasing cost of imported bauxite. Consumers of domestic bauxite are also experiencing higher costs due to diminishing quality issues. In addition, the recent Third Party Plenum included further Chinese market liberalisation of process inputs such as electricity and water which could lead to higher production costs. Longstanding alternative technologies such as coal fly ash and red mud sintering have so far not proven to be economically viable substitutes for the traditional Bayer processing of smelter grade alumina. AWAC benefits from being one of the world’s lowest cost producers of alumina.

The most significant supply-side news during 2013 which could contribute towards partially offsetting the expected long position in 2014 was the announcement by Rio Tinto to shut down the Gove alumina refinery in the Northern Territory of Australia by the middle of 2014, representing production capacity of 2.7 million tonnes per annum. However, Gove bauxite is likely to be offered to refineries in China (possibly displacing some Indonesian bauxite). Beyond 2014, however, if the Indonesian ban remains in place, it is not clear from where China will source its growing imported bauxite needs nor at what cost. In the medium term, given the gap between current alumina prices and the construction incentive price, there appear to be insufficient alumina expansion projects outside of China to match expected low cost smelter expansions. So as demand for alumina increases, alumina supply could tighten significantly (or go into deficit in several years’ time).

Peter Wasow

Director

Melbourne

20 February 2014

ABN 85 004 820 419

December 2012 ASX Report

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

Note regarding non-IFRS financial information

This document contains certain non-IFRS financial information. This information is presented to assist in making appropriate comparisons with prior year and to assess the operating performance of the business. Where non-IFRS measures are used, definition of the measure, calculation method and/or reconciliation to IFRS financial information is provided as appropriate.

Diagram of Alcoa World Alumina and Chemicals (AWAC) Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cash Flows	5
Reconciliation of AWAC’s Profit to Alumina Limited Share of AWAC’s Profit	6

Diagram of Alcoa World Alumina and Chemicals (AWAC) Operations

All operations 100% owned, unless otherwise indicated

Australia – Huntly & Willowdale Brazil – Trombetas (9.6%) &	Australia – Kwinana, Pinjarra & Wagerup Brazil – Sao Luis (39%)	Australia – Point Henry & Portland (55%)	Australia – Kwinana Spain – San Ciprian USA – Point Comfort
Juruti	Jamaica – Clarendon
Guinea – Sangaredi (23%)	(55%)
Jamaica – Manchester	Spain – San Ciprian
Plateau (55%)	Suriname – Suralco
Suriname – Moengo,	USA – Point Comfort
Klaverblad & Kaimangrassie	Saudi Arabia – Ma’aden
Saudi Arabia – Ma’aden	being developed (25.1%)
being developed (25.1%)

Bauxite deposits: AWAC’s bauxite deposits have long term mining rights. Bauxite mining is planned on an incremental basis after detailed assessment of the deposits to achieve a uniform quality in the supply of blended feedstock to the relevant refinery.

Refineries: AWAC operates eight alumina refineries, six of which are located in proximity to bauxite deposits.

Smelters: AWAC produces primary aluminium in Australia, with alumina supplied by the Australian refineries.

Alumina Chemicals: AWAC produces chemical grade alumina from three refineries: Kwinana (Australia), Point Comfort (USA) and San Ciprian (Spain).

Shipping Operations: AWAC’s shipping operations use owned and chartered vessels to transport dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum, coke and limestone.

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2013	Full Year 2012
Sales	3,770.8	3,645.0
Sales to Related Parties	2,113.8	2,170.3

Total Revenue	5,884.6	5,815.3

Cost of Goods Sold and Operating Expenses	(5,088.9)	(5,284.8)
Selling, Administration, Other Expenses and R&D Expenses	(123.1)	(132.9)
Provision for Depreciation, Depletion and Amortisation	(447.1)	(478.9)
Restructuring and Other	(410.6)	(64.3)

Total Expenses	(6,069.7)	(5,960.9)

Loss before Taxes	(185.1)	(145.6)
(Provision)/benefit for Taxes on Income	(63.6)	53.7
Net Loss after Taxes	(248.7)	(91.9)
Members’ Equity
Opening Balance at Start of Period	8,243.7	8,343.1
Net Loss	(248.7)	(91.9)
Capital Contribution	31.5	428.4
Dividends Paid and Return of Capital to Partners	(300.8)	(238.5)
Common Stock Issued for Compensation Plans	5.2	4.9
Other Comprehensive Income	(869.2)	(202.3)
Closing Balance at End of Period	6,861.7	8,243.7

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	31 December 2013	31 December 2012
Cash and Cash Equivalents	189.5	126.0
Receivables	541.6	457.6
Related Party Notes Receivable	91.5	88.7
Inventories	671.2	808.0
Prepaid Expenses and Other Current Assets	303.1	421.1

Total Current Assets	1,796.9	1,901.4

Property, Plant & Equipment	5,938.3	6,909.2
Investments	557.7	593.1
Other Assets and Deferred Charges	1,786.3	2,014.3

Total Non-Current Assets	8,282.3	9,516.6

Total Assets	10,079.2	11,418.0

Short Term Borrowings	86.1	44.1
Payables	854.5	841.0
Taxes Payable	193.9	142.8
Accrued Compensation and Retirement Costs	269.3	295.7
Other Current Liabilities	376.6	415.7

Total Current Liabilities	1,780.4	1,739.3

Capital lease obligations and long term debt	116.9	94.2
Deferred Taxes	237.3	255.8
Other Long Term Liabilities	1,082.9	1,085.0

Total Non-Current Liabilities	1,437.1	1,435.0

Total Liabilities	3,217.5	3,174.3

Equity	6,861.7	8,243.7

Total Liabilities & Equity	10,079.2	11,418.0

Alcoa World Alumina and Chemicals (AWAC) Statement of Cash Flows

US$ Millions (US GAAP) 100%	Full Year 2013	Full Year 2012
Operating Activities
Net Loss	(248.7)	(91.9)
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation and Amortisation	447.1	478.9
Other Items*	434.5	(145.1)
Cash from Operating Activities	632.9	241.9
Financing Activities
Dividends Paid & Return of Capital to Partners	(270.7)	(238.5)
Change in Debt	67.1	81.5
Changes to capital lease obligations	(2.4)	(12.7)
Capital Contribution	31.5	428.4
Cash Generated/(Used) for Financing Activities	(174.5)	258.7
Investing Activities
Capital Expenditure	(322.6)	(375.3)
Net changes in related party note receivable	(18.0)	(3.6)
Other	(37.8)	(196.4)
Cash Used for Investing Activities	(378.4)	(575.3)
Effect of Exchange Rate Changes on Cash	(16.5)	(3.3)
Cash (Used)/Generated	63.5	(78.0)
Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	126.0	204.0
Cash and Cash Equivalents at End of Period	189.5	126.0
Net Change in Cash and Cash Equivalents	63.5	(78.0)

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

Reconciliation of AWAC’s Profit to Alumina Limited Share of AWAC’s Profit

	Full Year 2013	Full Year 2012
AWAC Loss before Tax (US GAAP)	(185.1)	(145.6)
Adjust for IFRS
- embedded derivatives	(16.5)	4.8
- reversal of Goodwill impairment	30.2	—
- Other	(12.0)	3.3
AWAC Loss before Tax (IFRS)	(183.4)	(137.5)

AWAC Tax (US GAAP)	(63.6)	53.7
Adjust for IFRS
- Brazil deferred tax	(2.1)	69.0
- Other	5.5	(4.1)
AWAC Tax (IFRS)	(60.2)	118.6

AWAC Loss before Tax (IFRS)	(183.4)	(137.5)
AWAC Tax (IFRS)	(60.2)	118.6
AWAC Loss after Tax (IFRS)	(243.6)	(18.9)

Alumina Limited Share of Equity Loss after Tax	(97.4)	(7.5)

Alumina Limited 2013 Full Year Results
Peter Wasow
Chief Executive Officer
Chris Thiris
Chief Financial Officer
ALUMINA
LIMITED

Disclaimer
ALUMINA LIMITED
This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction. Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and
(f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.
Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.
This presentation contains certain non-IFRS financial information. This information is presented to assist in making appropriate comparisons with prior year and to assess the operating performance of the business. Where non-IFRS measures are used, definition of the measure, calculation method and/or reconciliation to IFRS financial information is provided as appropriate.
2

FY 2013 – Alumina Limited & AWAC
ALUMINA LIMITED
AWC
US$m (IFRS) 2013 2012 Change
NPAT/(NLAT) 0.5 (55.6) 56.2 Underlying earnings (2.7) (62.0) 59.4
Net Alba charge (16.5) (34.0) 17.5
Total Dividend Paid (US cps) 0 0 0
Net Debt 135.2 664.4 (529.2)
AWAC
US$m (US GAAP) 2013 2012 Change Revenue 5,884.6 5,815.3 69.3
Cash Dividends and distributions 267.8 238.5 32.2
Alba (384) (85) (299)
EBITDA 268.9 335.5 (66.6)
EBITDA per tonne(1) $45 $31 $14
(1) Adjusted EBITDA per tonne produced from Alcoa Inc’s alumina segment (source: Alcoa Inc 4Q 2013 Results slide pack).
Alcoa Inc alumina segment is predominately AWAC operations, of which Alumina Limited owns 40%.
AWC:
Net Profit after Tax $0.5m
Result reflects:
Lower corporate costs
Lower finance costs due to debt reduction after share placement and free cash
Settlement of Alba legal matters
AWAC:
Continued transition towards alumina spot and indexed pricing
Continued productivity gains & cost control
Increased dividends and distributions
Increased EBITDA excluding impact of Alba settlements
3

Part 1:
Alumina Limited and AWAC
2013 Results
ALUMINA LIMITED

AWAC 2013 results
ALUMINA LIMITED
Profit & Loss
US$m (US GAAP) 2013 2012 Change
Sales revenue 3,770.8 3,645.0 125.8
Related party revenue 2,113.8 2,170.3 (56.5)
Total Revenue 5,884.6 5,815.3 69.3
COGS and operating expenses (5,088.9) (5,284.8) 195.9
Depreciation and Amortisation (447.1) (478.9) 31.8
Net Interest (6.9) (2.2) (4.7)
Selling, Admin, R&D, Other (526.8) (195.0) (331.8)
Total Expenses (6,069.7) (5,960.9) (108.8)
Loss before Tax (185.1) (145.6) (39.5)
Income Tax (charge)/credit (63.6) 53.7 (117.3)
Net Loss after Tax (248.7) (91.9) (156.8)
EBITDA 268.9 335.5 (66.6)
Significant Items (pre-tax)
US$m (US GAAP) 2013 2012 Change
Alba legal matter (384) (85) (299)
Anglesea maintenance (32) 0 (32)
Goodwill impairment (Eastern Al) (30) 0 (30)
Other (13) (27) 14
EBITDA improved, before significant items
$280m above last year
Revenue increased
$69m higher than last year
Principally due to higher alumina shipments
Lower average realised prices
Total expenses decreased, before significant items
$238m lower than last year
Reflects currency and productivity gains and cost control
5

AWAC performance bridge
Alumina
Limited
US GAAP NLAT (US$m)
285 (47)
(117)
(459)
69
112
(92)
2012 NLAT Prior Year Significant Items (1) Revenue COGS, GASE & Other Other Income & Expenses Tax Current Year Significant Items(2) (249) 2013 NLAT
Currency movements 2013 2012
USD/AUD average 0.9677 1.0355
BRL/USD average 2.1587 1.9540
Improved underlying performance before significant items
Revenue higher due to:
- Higher alumina shipments; and
- Average realised alumina price only marginally lower; but
- Lower aluminium shipments; and
- Lower average realised aluminium price
COGS, GASE & Other lower, mainly due to:
- Cost control and productivity initiatives; and
- Stronger US dollar
(1) Reversal of: $85m Alba civil charge, $9m long service leave adjustment and $18m asset write offs 6
(2) Comprises of: $384m Alba legal matters, $32m Anglesea maintenance, $30m goodwill impairment of Eastern Aluminium Ltd and $13m asset write offs

AWAC alumina realised price(1)
Alumina Limited
(2)
Average Realised Price Per Tonne (basic units)
105.0
1.3 (4.2)
100.0 3.1 100.1
100.0
95.0
2012 API/ Legacy Mix 2013
Spot Price LME Price (API:LME)(3)
Market prices (US$ per tonne) 2013 2012
Ave. alumina spot, one month lag(4) 327 317
Ave. 3-month LME, two month lag(5) 1,927 2,057
Spot/LME% 17.0% 15.4%
Source: (4) Platts (Dec to Nov Year)
(5) Thomson Reuters
Benefit from pricing conversion
API/spot prices outperformed LME
c.54% priced on API/spot
- c.35% for 2012
Favourable mix variance against legacy contracts
(1) 3rd party smelter grade alumina (2) Chart depicts variances based off legacy contract terms
(3) API:LME refers to the proportion of smelter grade alumina sales that is split between API/spot and LME based pricing 7

Pricing of smelter grade alumina
ALUMINA
LIMITED
Spot vs LME*
120
110
100
90
80
1-Jan-12 1-Jul-12 1-Jan-13 1-Jul-13 1-Jan-14
Platts alumina - FOB Australia prices LME Aluminium (3-month)
AWAC Pricing Transition
35%
46%
65%
85%
65%
54%
35%
15%
2011 2012 2013 2014F
Portion of AWAC SGA shipments on LME/other pricing basis
Portion of AWAC SGA shipments on alumina spot or index pricing basis
Spot less volatile than LME
Spot reflects alumina fundamentals
LME influenced by other factors:
- Finance deals
- Rising regional premiums reflecting demand-supply fundamentals of aluminium
Transition to spot based pricing continues
At least 80% in 2016
* Sources: Alumina, Platts Alumina (FOB Australia) February 2014, LME Aluminium: Thomson Reuters February 2014 8

AWAC cash cost of alumina production
ALUMINA
LIMITED
Cost of Alumina Production Per Tonne (basic units)(1)
100.0 (1.9)
(0.9)
0.2(2.9)
94.5
2012 Energy Caustic Bauxite Conversion 2013
Cash CAP Cash CAP
Alumina EBITDA currency sensitivities 2014F
AUD impact of +$0.01 to the USD/AUD c.($1.40/t)
BRL impact of +$0.01 to the BRL/USD c.$ 0.10/t
Continued cash cost decreases
Reflects cost control, productivity initiatives and improved plant stability
Helped by rise in US dollar
Lower fuel oil and productivity offset higher natural gas prices
Caustic prices lower
Bauxite costs impacted by the crusher move in Australia and higher costs in Suriname
Conversion assisted by increased production
(1) Defined as direct materials and labour, energy, indirect materials, indirect expenses, excluding depreciation. Movements can relate to usage, unit costs or combination of both, timing of maintenance, seasonal factors, levels of production and the number of production days and refinery mix 9

AWAC alumina production
ALUMINA
LIMITED
Annual Production (mt)
7.4 7.9 7.8 8.0
7.8 7.8 7.8 7.8
2010 2011 2012 2013
1H 2H
Change by Region (kt)
63 15,809
199
15,558(6) (45) 33 7
2012 AustraliaSuriname Jamaica Brazil United Spain 2013
States
Higher production
c.92% of nameplate capacity
Australia, Brazil and Spain operated around capacity
Point Comfort production higher due to improved plant stability
16.1mt shipments exceeded production
- Catch up on December 2012 delayed shipments, reducing inventory levels
Expect 16mt of production for 2014
10

AWAC capex
ALUMINA
LIMITED
Sustaining (US$m)
201 300 347 293
2010 2011 2012 2013
Lower sustaining capex
¡ Majority spent in Australia
¡ Funded out of AWAC cash flows
¡ Expect $240m for 2014
Growth (US$m)
98 76 38 26
2010 2011 2012 2013
Lower growth capex
¡ Majority spent in Brazil
¡ Funded out of AWAC cash flows
¡ Expect $25m for 2014
Ma’aden equity contributions
¡ Net $9m contributed by Alumina Limited
¡ Expect $29m contribution for 2014
11

AWAC free cash flow
ALUMINA
LIMITED
Free Cash Flow(1)
(US$m)
416 298 (133) 310
2010 2011 2012 2013
Free Cash Flow
US$m (US GAAP) 2013 2012 Change
Cash from operations 633 242 391
Capital expenditure (323) (375) 52
Free cash flow(1) 310 (133) 443
Improved free cash flow
¡ Improvement in operations and working capital
¡ Includes significant items (pre-tax)
– $42.5m Alba civil second instalment
– $32.0m Anglesea maintenance
– 2012 included:
$42.5m Alba civil first instalment
Government assistance for Victorian operations
(1) Free cash flow defined as cash from operations less capital expenditure
12

Alumina Limited 2013 results

ALUMINA LIMITED

Profit and Loss

US$m (IFRS)	2013	2012	Change
Equity Share of AWAC Underlying LAT	(97.4)	(7.5)	(89.9)
Other Income[(1)]	137.1	0	137.1
General & Admin Costs	(17.2)	(19.0)	1.8
Finance Costs	(25.3)	(29.4)	4.1
Other & Tax	3.3	0.3	3.0
Net Profit/(Loss) After Tax	0.5	(55.6)	56.1
Embedded Derivative, AWAC	(3.2)	(6.4)	3.2
Underlying Loss	(2.7)	(62.0)	59.3

Free Cash Flow[(2)]

US$m (IFRS)	2013	2012	Change
Dividends and distributions received	107.3	95.1	12.2
Costs (Interest, corporate, other)	(39.8)	(46.5)	6.7
Cash from Operations	67.5	48.6	18.9
Payments to Investments in Associates	(9.0)	(171.0)	162.0
Free Cash Flow[(2)]	58.5	(122.4)	180.9

Improvement in earnings

- Significant item (pre-tax) affected results

IFRS US$m	2013	2012
Alba legal matter	(154)	(34)
Other income[(1)]	137	0
Anglesea maintenance	(13)	0
Other	(5)	(11)

- Other income reduces Alumina Limited's exposure to Alba matter to 15%
- Lower general and administration costs
- Lower finance costs

Improvement in free cash flow

- Received $100m fully franked dividends from AWAC
- Investments relate to Ma'aden
  - No working capital support provided

(1) Other Income of $137.1 million (representing 25% of the total Alba related charges) recognised in the Profit or Loss.
(2) Free cash flow defined as cash from operations less net investments in associates

13

Alumina Limited net debt & facilities
ALUMINA
LIMITED
Net Debt Changes (US$m) 664 (107) (467) 41 9(5) 135
Net Debt 31/12/12
AWAC Dividends & Distributions
Placement
AWC Corp Costs & Finance Costs
Net Investments in AWAC
Exchange Rate Effect
Net Debt 31/12/13
Debt Profile – 31/12/13 (US$m)
250
200
150
100
50
0
2014 2015 2016 2017
BNDES - Drawn Banks - Drawn Banks - Undrawn
Net debt lower
¡ Reduced by share placement and free cash flow
¡ Gearing is 4.6%(1)
Sufficient facilities beyond 2014
¡ Terminated $695m of bank facilities in 2013
¡ Entered into $300m of new bank facilities with improved terms
(1) Calculated as (debt – cash)/(debt + equity)
14

Alba related transaction costs
ALUMINA
LIMITED
Total
Alumina Limited
US$m
100%
US$m
40%
Adjust
US$m
(25%)
Net
US$m
15%
2013
Accounts
US$m
DoJ 209.0 83.6 (52.2) 31.3 31.3
IRS 14.0 5.6 (3.5) 2.1 2.1
SEC 161.0 64.4 (40.2) 24.2 24.2
Civil 85.0 34.0(1) (21.2) 12.8 (21.2)
Legals, etc 79.5 31.8(2) (19.9) 11.9 (19.9)
Total 548.5 219.4 (137.1) 82.2 16.5
Key considerations
¡ AWA LLC debt funding is expected to be no more than c.$126m (22% of total cost)
– 37.5% of DoJ, IRS, SEC and Civil; less
– 62.5% of Legals etc, which have previously been paid from available cash
¡ Alcoa Inc responsible for the balance
¡ AWA LLC already repaid $17m of debt relating to first instalment of Civil settlement
¡ AWA LLC’s future debt repayments not expected to affect distributions from other AWAC entities
(1) Already or predominately taken up by 2012.
(2) Estimated figure
15

Point Henry smelter
ALUMINA
LIMITED
¡ Point Henry to close 3Q 2014
– AWAC charges of c.$ 250m post tax (IFRS) expected
c.$240m in 2014
balance relates to holding costs net of scrap proceeds
– AWAC cash costs of c.$120m post tax expected
c.$50m in 2014
balance relates to demolition; environmental; holding costs, net of scrap proceeds
¡ Anglesea coal mine and power station will be marketed for sale
¡ Portland will continue operating
16

Overview
ALUMINA
LIMITED
Improved AWAC underlying performance in 2013
¡ Refinery portfolio running reliably at c.92% capacity
¡ Conversion to alumina API/spot delivering benefits
¡ Controllable costs well managed and more savings expected
¡ Currency benefits
¡ Capex funded out of cash from operations
Outlook for AWAC in 2014
¡ Challenges for alumina and aluminium prices
¡ Continued focus on cost reduction and productivity
¡ Reduced sustaining and growth capex
¡ Point Henry closure costs
¡ Ma’aden mine and refinery costs as plant readies for production
Alumina Limited in 2014
¡ AWAC receipts expected to be not significantly different to 2013, subject to market
¡ Undertaking reduction in general overheads
¡ $29m capital contribution for Ma’aden
¡ Potential capital injection for San Ciprian
17

Part 2:
Alumina demand and supply
ALUMINA
LIMITED

Total demand for metallurgical alumina
ALUMINA
LIMITED
Emerging markets & light weighting of vehicles driving long-term demand growth
(million mtons)
140
120
100
80
60
40
20
0
2013 2014f 2015f 2016f 2017f
AFRICA
LATIN AMERICA
OCEANIA
WESTERN EUROPE
NORTH AMERICA
EASTERN EUROPE
ASIA (EX CHINA & MID. EAST)
MIDDLE EAST
CHINA
¡ Growth is equivalent to c.8.7m tonnes per annum
¡ Estimated 8% CAGR
– China represents 10% CAGR
¡ Growth is equivalent to
additional 70-105m tonnes per
annum of bauxite by 2017(1)
– Equivalent to 4 to 6 new mines
of similar size to MRN
Chart: Harbor Aluminium, February 2014
(1) AWC estimate based on 2-3 tonnes of bauxite per tonne of alumina
19

Third party demand for alumina
ALUMINA
LIMITED
Third party demand forecast to grow faster than total market
Global third party metallurgical alumina demand growth forecasts
(million mtons)
60
ROW
40
CHINA
20
0
2013 2014f 2015f 2016f 2017f
Estimated 9% CAGR
– China represents 10% CAGR
– RoW represents 8% CAGR
Proportion of AWAC third party sales in 2013
40% Supplied to Alcoa smelters
Supplied to third party smelters 60%
Third party customers include those in China, India & Middle East
AWAC is a significant supplier of alumina to third party customers
Global Third Party Alumina Demand Chart: Harbor Aluminium, February 2014
20

Capacity expansions are difficult

ALUMINA LIMITED

New ex-China capacity subject to long lead times & significant delays

Region	Country	Company	Refinery	2014F	2015F	2016F	2017F	Type	Comments
Asia ex China	Saudi Arabia	AWAC-Ma'aden	Ras Al Khair	1,500	300			Greenfield	Commissioning on track for Q4 2014
	India	Hindalco	Utkal-Salampur, Orissa	1,500				Greenfield	Commissioned in 2013 and in the process of ramping-up
		Anrak	Anrak Alumina		1,500			Greenfield	Commissioning high likely delayed to 2015
		Vedanta	Lanjigarh				2,035	Brownfield	The expansion is on hold due to inability to secure long term bauxite supply. The company has not been able to mine bauxite at some sites
		Hindalco-Adilya	Orissa		1,500			Greenfield	
		Nalco	Damanjodi			1,000		Brownfield	Approval for mining lease received from Govt of Odisha. DPR under preparation
	Vietnam	Vinacomin	Lam Dong	600				Greenfield	Production started last year, after various delays. Already exporting to China
		Vinacomin	Nhan Co	650				Greenfield	Likely to experience delays
	Indonesia	PT Antam	Mempawah, West Kalimantan			1,200		Greenfield	The project is on feasibility study. The company is still looking for JV partners. Estimated to start commercial operation in 2016. Possible delays
		Hongqiao Group	Well Harvest Winning Alumina		1,000		1,000	Greenfield	First 1mt phase scheduled to start in 2015 . Second 1mt phase scheduled for 2017
		Bosai Group						Greenfield	2mt project cancelled in June 2013
Latin America	Brazil	Hydro Aluminium	CAP				1,860	Greenfield	The 1.86mt project has been shelved by the company amid "market conditions". Commissioning year high likely to be beyond 2016

Table: Harbor Aluminum, February 2014. Numbers are thousands of tonnes

21

Aluminium pricing and LME warehousing rule changes

ALUMINA LIMITED

Aluminum ingot premiums have risen as financing conditions remain favourable

- Evolving conditions
  - Current aluminium deficit causing premiums to spike
  - Aluminium stocks still remain elevated in LME and non-LME warehouses
    - LME modified proposal: LME warehouses to cut queues of over 50 calendar days from 1 April 2014
  - If low interest rates gradually increase or traders monetise high premiums, then some metal likely to come out of warehouses and reduce elevated premiums
  - In the medium term, lower levels of inventory are likely to lead to pricing reflecting the economics of the industry
- As AWAC moves more alumina sales to index pricing, LME price has less impact on AWAC



(US$/mton of aluminum)
425
375
325
275
225
175
125
75
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
USA MID-WEST
EUROPE DUTY PAID
JAPAN
1 July 2013: LME announces proposal to tackle record queues in dominant locations

Chart: Harbor Aluminium, February 2014

22

Part 3: Bauxite
ALUMINA
LIMITED

China bauxite prices have risen in recent years
ALUMINA
LIMITED
Higher domestic bauxite prices increase alumina cost of production
US$/t
75
50
25
0
Jun-09 Dec-09 Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13
—Henan —Shanxi —Indonesian - Shandong —Australian - Shandong
Chart: Value in Use adjusted domestic and imported bauxite prices (in nominal dollar values), CM Group, February 2014 24

China bauxite import costs have also risen
ALUMINA
LIMITED
Cost of bauxite from the Atlantic basin remains higher than Pacific
$/mton CIF China
90 DEC 2013
BAUXITE
FROM THE
ATLANTIC BRAZIL: $82
BASIN HAS
80 HIGHER GHANA: $79
FREIGHT
COST
GUINEA
70
BAUXITE
FROM THE INDIA: $61
60 PACIFIC
BASIN HAS AUSTRALIA: $57
LOWER
FREIGHT
COST INDONESIA: $52
50
40
Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13
China bauxite import prices up 24% from May 2012 (when Indonesia introduced export restrictions) until December 2013
Chart: Chinese Imported Bauxite Cost, HARBOR Aluminium with China Customs Data, February 2014 25

China’s bauxite imports have predominantly come from Indonesia
ALUMINA
LIMITED
Indonesian supply disruption to impact volumes and prices given previous reliance
8
Imports, MIn tonnes
6
4
2
0
Jun/10
Dec/10
Jun/11
Jun/12
Dec/12
Jun/13
Dec/13
Indonesia India Australian Other
Indonesian bauxite export ban commenced on 12 January 2014
Upcoming Indonesian Parliamentary (April) and
Presidential (July) elections may result in policy changes
Potential bauxite cost push due to:
Ban/restrictions on Indonesian exports
Higher taxes
More regulation
Higher freight costs given sources are more distant or due to rise in freight costs
China seeking to diversify supply sources
Alternatives to Indonesia limited by infrastructure, distance, investment lead time & risk
Chart: China Bauxite Imports, CM Group, February 2014
26

Long-term bauxite imports into China
ALUMINA
LIMITED
Import volumes forecast to grow, as depletion begins to impact domestic supply
140
120
100
80
60
40
Tonnes, millions
20
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Shandong
Henan
Chongqing
Inner Mongolia
Potential imports based on inland refinery reserves depletion
Total Forecast Imports
2013: Imports spiked in advance of Indonesian export ban
2014: Imports forecast to fall on Indonesian restrictions and inventory drawdown
2017 onwards: Demand for imported bauxite to increase as domestic refinery reserves are depleted
Importing to be driven by issues relating to local bauxite allocation & quality
Chart: Forecast China Bauxite Imports, CM Group, February 2014. Note: Import levels greater than actuals required are included in Shandong
27

New bauxite projects needed to meet future demand
ALUMINA
LIMITED
Supply-demand gap expected to develop from 2015
Production (m tpy)
550
500
450
400
350
300
250
200
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
Bauxite is globally plentiful, but of differing quality and development and financing is becoming slower/harder
Government approvals
Capital costs and available infrastructure
Nationalistic policies & taxes
Global demand and value of bauxite has been increasing
Source: Bauxite demand and supply, 2012 to 2035 , CRU’s Bauxite Long Term Market Outlook, 2013 edition
28

Part 4:
Pricing of alumina
ALUMINA
LIMITED

Short term drivers on alumina market
ALUMINA
LIMITED
Alumina spot price reflects fundamentals
Jan-June 2012
¡ Chinese imports spike
¡ China bauxite shortages, cuts alumina
¡ High Chinese alumina prices make Aust attractive
¡ (Apr-Aug) - Caustic price spike
¡ (Jan-Mar) -LME Al jumps $300/t
Jun-Jul 2012
¡ Atlantic surplus (smelter curtailments)
¡ Atlantic discounted by $10/t to Australia
¡ Brent crude falls $31/bbl (May-June)
¡ LME Al drops nearly $500/t (March-June)
Aug-Dec 2012
¡ Atlantic surplus evaporates
¡ India, Guinea, Jamaica cut alumina output
¡ Chinese buyers absorb Atlantic longs
¡ Brent crude regains $28/bbl June-August
Sep 2012-Feb 2013
¡ Caustic soda weakens
Jan-Feb 2013
¡ Queensland (floods)
shortages
¡ Gove closure concerns
Mar-Apr 2013
¡Australia normalizes, supply worries ease
¡ Low Chinese prices (importers resell contracted cargoes)
¡ LME Al pressured by macroeconomic woes
Apr-Jul 2013
¡ Gove cut, port delays lift price
¡ Smelter cuts (India, Malaysia)
¡ Vedanta restarts alumina
¡ China imports fall, reselling
¡ LME Al falls to 4-year low
¡ Alunorte refinery cuts
Aug-Oct 2013
¡ Smelter cuts (US, Russia, Brazil)
¡ Atlantic cargoes
¡ Weather delays (Bunbury, Kwinana)
Nov 2013 to Jan 14
¡ Gove refinery suspension announced
¡ Indonesian bauxite export ban implemented
¡ Smelter restarts (Saudi Arabia, Malaysia)
¡ Smelter capacity reviews (Europe, US, South Africa)
¡ Pre-Chinese New Year lull period
350
Platts alumina, FOB Australia (US$/t)
325
300
1-Jan-12
1-Apr-12
1-Jul-12
1-Oct-12
1-Jan-13
1-Apr-13
1-Jul-13
1-Oct-13
1-Jan-14
Source for chart & commentary: Platts, January 2014
30

China imports of alumina

ALUMINA LIMITED

Quantity of imports reflects no current pricing arbitrage with RoW



180
140
100
60
20
-20
-60
-100
-140
US$/t
2,000
1,500
1,000
500
0
tonnes '000
Jan-11
Apr-11
Jul-11
Oct-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Total alumina imports
Import Premium
Import Inducement Value

- China and RoW acting as two distinct alumina markets interacting through imports into China
- China alumina imports fell in 1H 2013 due to lower alumina production costs in China
- No alumina exports from China due to:
  - no VAT export rebate
  - land and sea freight cost disadvantage
  - China alumina generally bagged creating logistical issues
  - alumina quality variance risks for non-Chinese smelters
  - high operating costs generally
  - policy of value-adding

Expect China to set alumina clearing price

Chart: CMAAX vs Aust FOB adjusted, CM Group, February 2014

31

China refinery cash cost curve by province
ALUMINA
LIMITED
Shandong is global marginal producer & with 20m tonnes of capacity
500 Guanxi Shanxi Guizhou 350
450 Yunnan Henan Chongqing 2745
400 Shandong IM 2440
350 2135 RMB/t
300 Alumina Price - CMAAX excl. VAT (Dec-13) 1830
250 1525
200 1220
150 915
100 610
50 305
0 0
0% 25% 50% 75% 100%
Cumulative Production - %
Shandong dependent on imported bauxite
Central provinces facing bauxite quality and allocation issues and could begin to import in near future
Cost of processing bauxite is increasing
Potential for additional curtailments if low pricing continues
Chart: Alumina Cash Cost, excluding VAT, CM Group, February 2014
32

Ma’aden on target for 2014 production
ALUMINA
LIMITED
4m tonnes per annum bauxite mine & 1.8m tonnes per annum alumina refinery
AWAC has 25.1% interest in mine & refinery
Bauxite Mine: ~52% complete
– on track to provide bauxite in 2014
Alumina Refinery: ~77% complete
– on track to produce first alumina in 4Q14
– will be one of the lowest cost refineries in AWAC portfolio
Alumina Limited equity contributions
– net $9m in FY13
– further contributions approx. $29m in 2014
33

Highlights & Outlook
ALUMINA
LIMITED
AWC: Strong financial position
– Reduction in corporate and interest costs
– Balance sheet continues to strengthen following:
A$452m share placement in February 2013
$107m in distributions and dividends from AWAC, with minimal contributions
AWAC: Improved financial performance despite difficult market
– Continued successful transition to spot/index pricing with ~54% of SGA shipments in FY13
– Reduced alumina production costs through stronger US$, tight cost control, including productivity gains
AWAC outlook has positives
– Pricing transition to continue: ~65% of SGA shipments expected to be on spot/index basis in FY14
– Ma’aden: To be one of the lowest cost AWAC refineries with AWAC share of ~450kt, production expected to start in 4Q14
– Costs to fall with ongoing productivity expected and weaker A$ and BRL will reduce US$ costs
34

Alumina Limited 2013 Full Year Results
Peter Wasow
Chief Executive Officer
Chris Thiris
Chief Financial Officer
ALUMINA LIMITED

Appendices
ALUMINA LIMITED

AWAC: global leader in bauxite and alumina
ALUMINA
LIMITED
San Ciprian
Point Comfort
Ma’aden(1) Jamalco
Guinea Suralco
MRN Alumar
Juruti
Kwinana
Huntly Portland
Pinjarra Point Henry
Willowdale Bauxite Mines
Wagerup Refineries
Smelters
Location
AWAC is well positioned with long-life mines and nearly all AWAC mines are integrated with its refineries
AWAC mined c.40m tonnes of bauxite in 2013
As bauxite prices increase, AWAC’s mines become more valuable
Alumina Limited is a unique pure investment in AWAC (2)
(1) Greenfield project that is expected to begin production in the fourth quarter of 2014
(2) AWAC is a joint venture between Alumina Limited (40%) and Alcoa Inc (60%)
37

AWAC refinery capacity
ALUMINA
LIMITED
Currently operating at c.92% of nameplate capacity(1)
AWAC share of Percentage of
nameplate AWAC total
Country Refinery Ownership capacity nameplate
(MTPY) capacity
Kwinana 2.2
Australia Pinjarra AWAC 100% 4.2 52%
Wagerup 2.6
AWAC (39%)
Rio Tinto Alcan Inc (10%)
Brazil Alumar 1.4 8%
Aluminio (15%)
BHP Billiton (36%)
AWAC (55%)
Jamaica Jamalco Alumina Production Ltd 0.8 5%
(Government of Jamaica) (45%)
San
Spain AWAC 100% 1.5 9%
Ciprian
Suriname Suralco AWAC 100% 2.2 13%
Point
US AWAC 100% 2.3 13%
Comfort
Total 17.2 100%
World’s largest alumina producer
Low cash cost producer
Refineries in Australia, Brazil, Jamaica and Suriname are integrated with mines
Additional c.450,000 tonnes once Ma’aden is completed
(1) Nameplate capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production. Excludes additional creep opportunities
38

Metallurgical refining cash cost curve
ALUMINA
LIMITED
AWAC is a low cash cost producer of alumina
1ST QUARTILE 2ND QUARTILE 3RD QUARTILE 4TH QUARTILE
Nalco BHP AWAC Hydo Aluminum China Power Investment Noranda RTA Chalco Penna Group-Rakia UC Rusal Eurasian Natural Resoruces Corp Vimetco
Glencore Vedanta Mytilineos Group Shandong Weiqiao Shandong Chinping Xinfa
0 25 50 75 100
% capacity
Chart: Global Metallurgical Alumina Refining Output Cash Cost Curve 4Q13, Harbor Aluminium, January 2014. applicable VAT of 17% that Chinese alumina refiners pay on raw materials, energy and services *Excludes
39

Reconciliation to Alcoa Reporting
Alcoa reported “net income attributable to non-controlling interests”
ALUMINA
LIMITED
2013 2012
Alcoa reported net (loss)/income attributable to non-controlling interests (US GAAP) 41m (29m)
GAAP adjustments(1):
Foreign Tax Differences(2) (1m) 28m
Other 3m (4m)
Embedded Derivatives(3) (3m) (6m)
Adjusted amount 40m (11m)
Alumina underlying (loss)/earnings (pre funding and corporate costs)(4) 40m (14m)
(1) The combined financial statements of the entities forming AWAC are prepared in accordance with US GAAP. Adjustments are made to convert the accounting policies under US GAAP to AAS
(2) The Foreign Tax Differences includes AWC’s 40% of the recognition of Brazil deferred tax credit adjustment
(3) Underlying earnings are calculated by excluding the impact of fair value movements for embedded derivatives contained in AWAC energy contracts that are linked to the LME price of aluminium
40